Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: by Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: August 2, 2023

The following is the script for an earnings conference call of Diversified Healthcare Trust (“DHC”) hosted by Jennifer F. Francis, President and Chief Executive Officer of DHC, and Richard W. Siedel, Jr., Chief Financial Officer and Treasurer of DHC, on August 2, 2023.

Diversified Healthcare Trust

Second Quarter 2023 Results - Investor Conference Call Script

Wednesday, August 2, 2023 – 10:00 AM

Melissa McCarthy

Good morning, and welcome to Diversified Healthcare Trust’s call covering the second quarter 2023 results. Joining me on today’s call are Jennifer Francis, President and Chief Executive Officer, and Rick Siedel, Chief Financial Officer and Treasurer.

Today's call includes a presentation by management, followed by a question-and-answer session with sellside analysts. I would like to note that the recording and retransmission of today's conference call are strictly prohibited without the prior written consent of the company.

Today's conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon DHC's beliefs and expectations as of today, Wednesday, August 2nd, 2023. The Company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today's conference call, other than through filings with the Securities and Exchange Commission, or SEC.

In addition, this call may contain non-GAAP numbers, including normalized funds from operations, or normalized FFO, EBITDA, net operating income, or NOI, and Cash basis net operating income, or Cash basis NOI. Reconciliations of net income or loss to these non-GAAP figures are available in our financial results package, which can be found on our website at www.DHCreit.com. Actual results may differ materially from those projected in any forward-looking statements. Additional information concerning factors that could cause those differences is contained in our filings with the SEC. Investors are cautioned not to place undue reliance upon any forward-looking statements.

Now, I'd like to turn the call over to Jennifer.

Jennifer Francis

Thank you, Melissa, and good morning. Thank you for joining us on DHC’s second quarter 2023 conference call. On today’s call we will provide an update on DHC’s merger with Office Properties Income Trust, or OPI, and on our operational and financial results.

Two weeks ago, we filed a registration statement with the SEC and have scheduled a special meeting of shareholders on August 30, 2023, where our shareholders will be asked to vote on proposals to approve the merger. With shareholder approval, we expect to close the transaction shortly thereafter. We continue to believe this merger represents the best opportunity available to create long term value for DHC shareholders through a larger, more diversified REIT.

With more than $700 million of debt coming due in 2024 and being out of compliance with our debt incurrence covenants, DHC continues to face steep challenges in the coming year. As discussed in our monthly Business Updates, the turnaround of our senior housing operating portfolio is inconsistent, unpredictable and has not occurred fast enough and will not occur in time to address these challenges.

Further, as things stand, DHC has insufficient liquidity to fund the capital investments needed to continue the turnaround underway in our SHOP segment.

As a result of these operating challenges, we do not believe we will be able to increase DHC’s current annual dividend of 4 cents per share until 2025, at the earliest.

Following the completion of the merger, the combined company will immediately be in compliance with its debt covenants, allowing access to multiple capital sources to continue to fund the SHOP turnaround and address upcoming debt maturities. The merger will be immediately accretive to our leverage, as well as Normalized FFO and CAD. In addition, the pro rata annual dividend of the combined company represents a 267% immediate increase for DHC shareholders.

DHC will also gain access to OPI’s diverse portfolio of high-quality assets and strong tenant base. During the second quarter, OPI began implementing its financing strategy for the merger and has closed on more than $108 million in mortgage financings with an aggregate implied cap rate of 7.5 percent on the appraised value of the properties. Considering today’s tight credit market, OPI’s ability to finance these properties underscores the quality of the OPI portfolio.

We believe the merger is the best available alternative for DHC shareholders to preserve and create long term value.

Now, turning to our second quarter results...

After market close yesterday, DHC reported normalized FFO of 5 cents per share for the second quarter, improving $22.5 million from last year. The improvement was largely attributable to improvements in our SHOP segment.

Total SHOP occupancy increased 420 basis points, year-over-year, to 77.8% and average monthly rates increased by 7.3%, resulting in an increase in SHOP NOI of $16.4 million over the same period. New supply and construction starts are at record low levels as construction costs remain high and financing availability is limited, which should aid in our SHOP recovery.

A driving factor of that recovery is our capital investment plan, aimed at increasing occupancy and rate through completing high-return yielding projects to reposition our communities in their markets. We are beginning to see the initial benefits of our investments through increased occupancy and rate and a 5.7% reduction in repair and maintenance expenses year-over-year, a direct result of these completed projects.

Margins in our SHOP segment increased by 540 basis points over the prior year, and 180 basis points sequentially. Although SHOP operating performance reflects progress over prior year results, the performance improvement has flattened during the quarter as our operators confront materially higher costs, including for labor and insurance, that we expect will weigh on future financial results.

As a result, we expect results for second half of 2023 SHOP NOI will be approximately equal to the first half of 2023, with no real growth during the second half of the year and we do not believe we will be able to regain debt covenant compliance before mid-2024, at the earliest.

Turning to our Office Portfolio segment…

In our same property office portfolio, Rental income increased 3.3%, and Cash Basis NOI increased 5.3%, compared to the second quarter of last year. We ended the quarter at 93% occupancy in this portfolio.

Leasing activity in our total Office Portfolio segment increased since the first quarter. 324 thousand square feet of new and renewal leases were signed in the quarter, with average roll-up in rents of 1.3% and a weighted average lease term of 6.9 years. We ended the quarter with a leasing pipeline of more than 700 thousand square feet. Subsequent to quarter-end, 58% of this pipeline, or 406 thousand square feet of leases were either signed or are in LOI stage, with leases being negotiated.

Our Office portfolio segment, comprised of approximately 8.8 million square feet of high-quality medical office and life sciences properties, remains stabilized and well occupied with a strong tenant base. OPI’s portfolio is comprised of well occupied properties with a high proportion of investment grade tenants. Its buildings are well-located office properties that are more likely than those in the average office building portfolio to prosper in a generally weaker office market environment. The merger results in a combined portfolio with greater scale and diversity, with approximately $12.1 billion of total gross assets with 533 properties in 40 states and Washington, D.C.

… I’ll now turn the call over to Rick, who will provide more detail on our financial results.

Rick?

Rick Siedel

Thanks, Jennifer, and good morning, everyone.

For the second quarter, we reported normalized FFO of $12.1 million, or 5 cents per share, flat from the first quarter but an of improvement of 9 cents per share from the second quarter of 2022. Adjusted EBITDA increased 30% from the prior year to $62.1 million but it is down 1% from the first quarter.

Our consolidated cash basis NOI increased $20.2 million, or 46%, from the second quarter of last year to approximately $64.3 million.

This increase was primarily attributable to improvements in our SHOP segment, which had an increase of $16.4 million of Cash Basis NOI.

Occupancy in our SHOP segment increased 420 basis points since the second quarter of last year and 90 basis points since the first quarter of 2023. Average monthly rates increased 7.3% year-over-year but decreased slightly, 60 basis points, sequentially. The year-over-year increases in occupancy and rates resulted in a 13.7% increase in SHOP revenues, while property operating expenses increased 7.3%. Margin improved 540 basis points year-over-year but only 180 bps sequentially.

For the second quarter, 148 of our communities produced positive NOI of $34.4 million, and 82 communities produced negative NOI of $11.3 million. While the number of positive NOI producing communities has increased by 20 from last quarter, we noted 101 communities had decreased NOI in the second quarter compared to the first quarter. The decrease of NOI in these communities is illustrative of the uneven and unpredictable recovery of this portfolio.

Labor continues to be our largest SHOP cost at nearly 52% of revenue and while we have seen improvements in decreasing contract labor, we are seeing the need to adjust wages to be in line with market in many of our communities. Competition for top talent remains fierce and our operators need our support to continue to improve the workforce at our communities. Similarly, our insurance costs are increasing significantly and will be a headwind moving forward.

Interest expense was $47.4 million for the second quarter, representing a 15% reduction from a year ago, attributable to the $500 million prepayment of 9.75% Senior Notes in June 2022, partially offset by higher interest on our credit facility, which had a weighted average interest rate of 8.1 % for the quarter.

As previously disclosed, in late June, the administrative agent of our credit facility notified us they had completed new appraisals of the 61 medical office and life science properties securing the facility and determined the value had decreased, resulting in a non-monetary default. We have since received a waiver of this default through September 30, 2023, allowing us time to complete the merger.

Also, as previously stated, for more than two years, we have not been in compliance with our consolidated income available for debt service incurrence covenant which prevents us from issuing any new debt, or even refinancing existing debt while the ratio, which is currently 1.08x, remains below the 1.5x required.

As of June 30, 2023, we had $700 million of debt maturing in the next 12 months and approximately $357 million of cash and restricted cash.

We note that our SHOP segment has begun to improve, but after consultation with our operators, we expect that SHOP NOI in the second half of this year will be approximately equal to the first half. We continue to expect that DHC will not be in compliance with its debt incurrence covenants until mid-year 2024 at the earliest, which is too late to address our upcoming debt maturities.

The pending merger with OPI will result in a combined company that will immediately be in compliance with its financial covenants and be able to refinance maturing debt. The merger will be immediately accretive to FFO for DHC shareholders and provide an annualized dividend of $1.00 per combined company share.

If the merger does not close, we will be forced to defer capital investment in our portfolio, significantly delaying the turn-around of our SHOP segment, and we will be forced to raise expensive, rescue financing, which would be dilutive to DHC shareholders.

For these reasons, along with other benefits, we are actively working toward closing the merger and remain committed to executing our business plan to create long-term value. We are confident that the merger with OPI will provide the necessary liquidity and financial flexibility to address all near-term debt maturities and better position our shareholders to benefit from the combined company’s long-term growth.

That concludes our prepared remarks, Operator, please open the line for questions.

Operator

[Operator instructions.] The first question comes from Bryan Maher with B.Riley Securities. Please go ahead.

Bryan Maher - B. Riley Securities, Inc., Research Division

Thank you and good morning, Jennifer and Rick, and I guess we have a new automated host for the conference call, so that’s interesting.

Jennifer Francis

Good morning, Bryan.

Bryan Maher

Couple of questions for me. Maybe starting with medical office building, and I don’t know, maybe for Rick, it seems like even though occupancy was up, rental income and NOI margin were down, can you explain what is going on there? Is there any transaction activity? Anything we’re missing as it relates to that?

Rick Siedel

There is Bryan, it’s a good question. In our non-same store portfolio, so it’s part of the redevelopments, we had a tenant that we terminated following their default, and now pending bankruptcy. So we took a $6.8 million straight line rent write off related to that tenant, but we were able to recover the security deposit. So there’s a decrease or a hit in NOI but there’s actually a pickup in cash NOI so that’s the difference that creates that disconnect.

Bryan Maher

That’s helpful. And then maybe, we’re getting a lot of questions on this cost pressure situation. Some of your competitors, Welltower included, talked about cost pressures easing. Can you talk about what the delta might be between your portfolio and some of the others? I think that story line has caught some people off guard.

Rick Siedel

Sure. I would say that a lot of our insurance renewals are July 1st and we’re seeing, it varies by operator but we’re seeing increases of between 10 and 100 percent, so pretty significant. Similarly, there has been considerable wage pressure, that’s always a thing in senior living and the operators manage it really well, but where we see the need there is still an intense shortage of caregivers throughout the country. In particular, I think in the southeast for just labor in general, and nurses are still in high demand so I think we need to adjust wages to be competitive and then you have to deal with all the wage compression that happens within a community to make sure things are fair. We will try to recover that through rate increases, but there’s usually a disconnect in timing, so again there’s significant headwinds and we are continuing to make investments in the portfolio and the work force. We do believe that eventually we will see higher margins and returns from these investments but the good news we did recover a bit faster than we projected in the first half of 2023 but we expect it to flatten out a little bit in the second half.

Bryan Maher

And then last for me and I’ll hop back in the queue. On the capex spending, we know that you planned to spend a lot this year, our model had called for I think we were at $285 million or so, it doesn’t seem like you’re maybe pacing at that rate, and you’re sitting on $357 million in cash at quarter end. Is there anything going on there? Are you slowing your capex spend to be cautious in case the merger is not approved or are you just moving forward as you had planned as if it was January 1st.

Rick Siedel

We are moving forward as if it was January 1st. We really believe we’ve prioritized the capital spend throughout the portfolio, and the returns that we’ll generate when these projects are done and the communities are stabilized are pretty significant, generally high teens or 20% returns. We have faced some delays, it’s primarily permitting type things that we thought would be wrapped up by now but have continued to drag on, so we are making progress but because of the delays our estimate for the year has probably come down a little bit, where previously we were probably targeting $375 million we think we can catch it up and will probably be closer to $350 million for this year with a similar number next year. About $250 million of that $350 million is expected to be spent in the SHOP portfolio where the portfolio needs the most investment and where we see the greatest returns. So again, it is a little bit delayed because of permitting but for the most part it is consistent with what we’ve been trying to do.

Bryan Maher

Thank you.

Operator

[Operator instructions.] This concludes our question and answer section, I would like to turn the call back over to Jennifer Francis, President and Chief Executive Officer for any closing remarks.

Jennifer Francis

Thank you operator, and thank you all for joining our call today. That concludes our call.

[End]

Warning Concerning Forward-Looking Statements

This transcript contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Also, whenever Diversified Healthcare Trust (Nasdaq: DHC), or DHC, uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors, which include those that are detailed in DHC’s filings with the Securities and Exchange Commission, or the SEC, including under the caption “Risk Factors” in the joint proxy statement/prospectus and in DHC’s periodic reports or incorporated therein. DHC’s filings with the SEC are available at the SEC’s website at www.sec.gov.

You should not place undue reliance upon any forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Transaction

This transcript may be deemed to be solicitation material in respect of the proposed merger between DHC and Office Properties Income Trust, or OPI. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors are also able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations’ website at www.dhcreit.com/investors or by contacting the DHC Investor Relations department at 1-617-796-8234.

In addition to the registration statement and the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This transcript is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and The RMR Group LLC, the manager of DHC and OPI, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about DHC’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above.